Via Facsimile and U.S. Mail
Mail Stop 6010

March 1, 2007

Mr. Jeffrey B. Murphy
President, Chief Executive Officer and Director
RTW, Inc.
8500 Normandale Lake Boulevard
Suite 1400
Bloomington, MN 55437

> **Re: RTW, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 0-25508**

Dear Mr. Murphy:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant